Exhibit 99.1

August 14, 2009

Subject:      UPDATED Status and Timing of Stock Option Exchange Program

Dear Employees,

We previously announced that we plan to commence a voluntary stock option exchange program this coming Monday, but have decided to postpone the launch date.  As we announced in our most recent 10-Q and earnings call, we recently identified an issue with our third party equity accounting software.  While we have addressed the issue, it will impact the way we implement the option exchange offer, and therefore, we have decided to postpone the commencement of the option exchange tender offer due to the complications this issue has created.  We now expect to commence the voluntary stock option exchange program on September 8, 2009, at close of market.  We will update you as we get closer to the September 8 launch date, but we do not anticipate any further delays.

Once again, the program will give eligible employees a one-time opportunity to surrender certain outstanding underwater stock options in exchange for a lesser amount of restricted stock. This is a voluntary program — eligible employees will make their own choice whether or not to participate.

We will be utilizing a Stock Option Exchange Program Website, managed by BNY Mellon, for employees to make their elections.  On September 8, after close of market, eligible employees will receive an email that includes the personalized PIN number required to log on to the Stock Option Exchange Program Website.  This email will be sent from:  optionexchange@sonusnet.com.

Eligibility criteria will be explained in detail in the documents that will be located on the website, but generally speaking the program is open to current U.S.-based employees (other than senior executives and members of the Board of Directors) who hold stock options with an exercise price equal to or greater than the highest intra-day trading price of our common stock as reported on The NASDAQ Global Select Market during the 52 weeks preceding the date on which we commence the Exchange Program.

Eligible employees who wish to participate must make their elections before the offer expiration deadline, which is currently scheduled to be 11:59 p.m. Eastern Standard Time, on October 5, 2009.  If you believe you are an eligible employee and have not received an email with your PIN number by September 9, 2009, please contact the BNY Mellon Shareowner Services Customer Service Center, available between the hours of 9:00 a.m. and 7:00 p.m., Eastern Standard Time, Monday through Friday, at the numbers below:

Toll-free:  866-222-8391

Collect:  201-680-6579

This memo is just an announcement to update you on the status of the option exchange offer; there is nothing you need to do right now.  Eligible employees should expect to receive an email containing the website information by September 8, 2009.  If you are an eligible employee, you should carefully review those materials and speak with your tax and financial advisors to make an informed decision whether to participate in the stock option exchange program; due to legal restrictions, no one from either Sonus or BNY Mellon is permitted to give you that advice.

Best regards,

Dr. Richard N. Nottenburg
President and Chief Executive Officer

Key Legal Disclosure:

The stock option exchange program described in this notice has not yet commenced.  Sonus will file a Tender Offer Statement on Schedule TO with the SEC upon the commencement of the stock option exchange program.  Persons who are eligible to participate in the stock option exchange program should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because they will contain important information about the option exchange program.

Option holders will be able to obtain the written materials described above and other documents filed by Sonus with the SEC free of charge from the SEC’s website at www.sec.gov.  In addition, option holders may obtain free copies of the documents filed by Sonus with the SEC by visiting Sonus’ website at www.sonusnet.com.